SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
92407M206
 (CUSIP Number)
Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey S. Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

July 14, 2015

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92407M206	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 9,207,558*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 9,207,558*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,207,558*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.98%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Includes 583,333 shares of common stock which may be acquired upon exercise of the OIP Warrant (as defined in Item 3), which is exercisable within sixty days.
**  Calculated based on a total of 51,204,525 shares of common stock outstanding, which is comprised of (i) 50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering) according to the Prospectus Supplement filed by Vermillion, Inc. on July 14, 2015, and (ii) 583,333 shares of common stock issuable upon the exercise of the OIP Warrant.

SCHEDULE 13D
CUSIP No. 92407M206	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 9,207,558*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 9,207,558*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,207,558*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.98%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Includes 583,333 shares of common stock which may be acquired upon exercise of the OIP Warrant, which is exercisable within sixty days.
** Calculated based on a total of 51,204,525 shares of common stock outstanding, which is comprised of (i) 50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering) according to the Prospectus Supplement filed by Vermillion, Inc. on July 14, 2015, and (ii) 583,333 shares of common stock issuable upon the exercise of the OIP Warrant.

SCHEDULE 13D
CUSIP No. 92407M206	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 5,056,023
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 5,056,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,056,023
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Calculated based on a total of  50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering) according to the Prospectus Supplement filed by Vermillion, Inc. on July 14, 2015.

SCHEDULE 13D
CUSIP No. 92407M206	Page 5 of 11 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.13%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Calculated based on a total of 50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering) according to the Prospectus Supplement filed by Vermillion, Inc. on July 14, 2015.

SCHEDULE 13D
CUSIP No. 92407M206	Page 6 of 11 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.13%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Calculated based on a total of 50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering) according to the Prospectus Supplement filed by Vermillion, Inc. on July 14, 2015.

SCHEDULE 13D
CUSIP No. 92407M206	Page 7 of 11 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,555,555*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,555,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,555*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.04%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
*
Includes 583,333 shares of common stock which may be acquired upon exercise of the OIP Warrant, which is exercisable within sixty days.
**  Calculated based on a total of 51,204,525 shares of common stock outstanding, which is comprised of (i) 50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering) according to the Prospectus Supplement filed by Vermillion, Inc. on July 14, 2015, and (ii) 583,333 shares of common stock issuable upon the exercise of the OIP Warrant.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013, Amendment No. 2, filed on December 23, 2013, Amendment No. 3, filed on December 24, 2014 and Amendment No. 4, filed on April 24, 2015 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”).

Note: The Reporting Persons are filing this Amendment to report the recent purchases of additional shares of Common Stock of the Company by Oracle Partners, L.P., as further described below.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds.

Item 3 is hereby amended by inserting the following at the end thereof:

The aggregate purchase price for the additional 512,043 shares of Common Stock acquired by Oracle Partners, L.P. on July 14, 2015 was $1,003,522.26. All of the funds required to acquire these additional shares of Common Stock were furnished from the working capital of Oracle Partners, L.P.

Item 4.  Interest in Securities of the Issuer.

The first sentence of the first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisition by Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners of the Common Stock, the Warrants and the OIP Warrant was effected because of the belief of the Reporting Persons that the Common Stock represented, and continues to represent, an attractive investment.

The following is hereby inserted at the end of Item 4:

On July 14, 2015, Oracle Partners purchased 512,043 additional shares of Common Stock for an aggregate purchase price of $1,003,522.26, including (i) 510,204 shares in a public offering at a purchase price of $1.96 per share and (ii) 1,839 shares in an open market purchase at a purchase price of $1.9054 per share.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)            As of July 16, 2015, Oracle Partners may be deemed to beneficially own 5,056,023 shares of Common Stock, representing 9.99% of the outstanding shares of Common Stock (based on 50,621,192 shares of Common Stock outstanding (including the 8,350,000 shares sold in the offering) as reported by the Company in the Prospectus Supplement filed July 14, 2015).
As of July 16, 2015, Oracle Institutional Partners may be deemed to beneficially own 1,555,555 shares of Common Stock in the aggregate as a result of its beneficial ownership of (a) 972,222 shares of Common Stock and (b) 583,333 shares of Common Stock issuable on the exercise of its warrant (the “OIP Warrant”), representing 3.04% of the outstanding shares of Common Stock (based on 51,204,525 shares of Common Stock outstanding, which is comprised of (i) 50,621,192 shares of common stock outstanding (including the 8,350,000 shares sold in the offering), according to the Prospectus Supplement filed by the Company on July 14, 2015, and (ii) 583,333 shares of Common Stock issuable upon the exercise of the OIP Warrant).

As of July 16, 2015, Oracle Ten Fund and Investment Manager, due to its relationship with Oracle Ten Fund, may be deemed to beneficially own 2,595,980 shares of Common Stock, representing 5.13% of the outstanding shares of Common Stock (based on 50,621,192 shares of Common Stock outstanding (including the 8,350,000 shares sold in the offering) as reported by the Company in the Prospectus Supplement filed July 14, 2015).

As of July 16, 2015, Oracle Associates, due to its relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 9,207,558 shares of Common Stock, representing 17.98% of the outstanding shares of Common Stock (based on 51,204,525 shares of Common Stock outstanding, which is comprised of (i) 50,621,192 shares of Common Stock outstanding (including the 8,350,000 shares sold in the offering), according to the Prospectus Supplement filed by the Company on July 14, 2015, and (ii) 583,333 shares of Common Stock issuable upon the exercise of the OIP Warrant).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a)            Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(b)            The Reporting Persons have not effected any transactions in the Common Stock in the last sixty days other than the following transactions:

Transacting Party	Date	Transaction Type	Number of shares of Common Stock	Price Per share of Common Stock (excluding commissions)
Oracle Partners, L.P.	7/14/2015	Purchase in Public Offering	510,204	$1.96
Oracle Partners, L.P.	7/14/2015	Open Market Purchase	1,839	$1.9054

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2015	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 16, 2015	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 24, 2015	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 16, 2015	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 16, 2015	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: July 16, 2015	LARRY N. FEINBERG By: /s/ Larry N. Feinberg